MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

Management Discussion and Analysis For the three months ended March 31, 2025

This Management Discussion and Analysis ("MD&A") is intended to help the reader understand Mako Mining Corp. (the "Company" or "Mako"), the operations, financial position, and current and future business environment. This MD&A is intended to supplement and complement Mako's condensed interim consolidated financial statements for the three months ended March 31, 2025, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") as applicable to the preparation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting ("IAS 34").

Additional information regarding Mako, including the risks related to the business and those that are reasonably likely to affect Mako's financial statements in the future, is contained in the continuous disclosure materials, including the most recent audited consolidated financial statements and Management Information Circular, which is available on the Company's website at www.makominingcorp.com and under the Company's profile on the SEDAR+ website at www.sedarplus.ca.

This MD&A has been prepared as of May 27, 2025. All amounts are expressed in United States (US) dollars ("$"), unless otherwise stated. References to "C$" are to the Canadian dollar.

BUSINESS OVERVIEW

Mako Mining Corp. was incorporated on April 1, 2004, under the laws of the Yukon Territory and continued into British Columbia under the British Columbia Corporations Act. The Company is listed on the TSX Venture Exchange ("TSX-V") under the symbol "MKO" and the OTCQX under the symbol "MAKOF". The Company's principal business activities are the production of gold and the exploration of its mineral interests in Nicaragua, Guyana and the United States.

On March 27, 2025, the Company completed the acquisition of EG Acquisition LLC ("EGA") whereby Mako US Corp., a wholly-owned subsidiary of the Company, acquired all the issued and outstanding common shares of EGA. EGA owns 100% of the common shares of Golden Vertex Corp. ("GVC"), which owns the Moss gold mine located in Arizona (the "Moss Transaction"). Refer to MOSS MINE ACQUISITION for additional details.

The Company's main assets are the producing San Albino and the Las Conchitas gold deposits, collectively the "San Albino Mine", located within the San Albino-Murra Property in Nueva Segovia, Nicaragua . Mako developed the San Albino Mine, which reached commercial production on July 1, 2021.

The projected free cash flow from the San Albino Mine is anticipated to fund exploration on Mako's prospective 224 square kilometer ("km") land package in Nicaragua, ongoing engineering activities at the Eagle Mountain Project in Guyana and the resumption of operations at the Moss mine in Arizona, United States.

FINANCIAL AND OPERATIONAL HIGHLIGHTS, MAJOR ACTIVITIES AND SIGNIFICANT SUBSEQUENT EVENTS

  Revenues of $31.8 million (Q1 2024: $19.2 million) for the three months ended March 31, 2025 ("Q1 2025").
  Sales of 9,881 ounces ("oz") of gold from the San Albino Mine (Q1 2024: 9,267 oz) and 936 oz of gold and 8,562 oz of silver from the Moss Mine.
  Net income of $9.5 million for Q1 2025 (Q1 2024: $5.3 million).
  Production of 9,820 oz of gold and 10,313 oz of silver produced from the San Albino Mine for Q1 2025 (Q1 2024: 9,404 oz of gold and 5,764 oz of silver)
  Cash generated from operating activities of $6.2 million in Q1 2025 (Q1 2024: $5.2 million).
  Delivered 40,500 oz of silver on the Sailfish Silver Loan during Q1 2025 (Q1 2024: 40,500).
  The Company purchased 0.5 million common shares under the normal course issuer bid ("NCIB") for $1.4 million (C$2.0 million) in Q1 2025 (Q1 2024 - nil), which commenced on November 19, 2024.

Management Discussion and Analysis For the three months ended March 31, 2025
  In January 2025, the Company made an interest payment of $0.3 million on the Revised Wexford Loan.
  On March 27, 2025, the Company's subsidiary Mako US Corp. completed the acquisition of EGA, acquiring 100% of the issued and outstanding common shares from Wexford EGA an entity owned by the Company's controlling shareholder. EGA is a private corporation incorporated in Delaware and owns 100% of the shares of GVC, which owns the Moss gold mine located in Arizona. Refer to MOSS MINE ACQUISITION for additional details.
  The Company received proceeds of $0.3 million (C$0.5 million) and $0.7 million (C$1.1 million) on the exercise of 0.2 million share purchase options and 0.4 million share purchase warrants, respectively.

Subsequent to March 31, 2025:

  Delivered the final installment of 13,500 oz of silver on the Sailfish Silver Loan.
  On April 28, 2025, Sailfish exercised its option to purchase all refined silver produced from the Company's San Albino-Murra concession for an additional payment of $1.0 million. Under the terms of the agreement, the Company will deliver all refined silver to Sailfish on the last business day of each month. The deliveries will continue until such time as the production of the refined silver is no longer economically viable, as mutually determined by both parties.
  The Company granted 740,000 stock options of the Company to executive officers and certain other employees and consultants. The stock options have a term of five years expiring April 18, 2030, and will vest in equal installments of 25% on April 18, 2026, 2027, 2028 and 2029. The exercise price of the stock options is C$4.47. The Company has also granted 502,785 RSUs to its executive officers and certain other employees and consultants, with a restricted period ending in 2028, and 145,000 DSUs to its directors, vesting on termination of service.

RESULTS OF OPERATIONS

Financial Performance	Three months ended
(in $000's)	Mar 31, 2025	Mar 31, 2024	Change
Revenue	$31,788	$19,211	$12,577
Income for the period	9,424	5,349	4,075
Operating cash inflows before changes in non-cash working capital	12,317	7,961	4,356
Net cash provided from operating activities	$6,187	$5,235	$952

		As at	As at
Financial Condition (in $000's)		Mar 31, 2025	Dec 31, 2024
Cash and cash equivalents		$10,400	$14,521
Working capital (i)		22,879	10,773
Total assets		129,336	107,082
Equity		$86,706	$76,923
(i) Working capital calculated as current assets less current liabilities.

San Albino Property, Nueva Segovia, Nicaragua

The Company holds a 100% interest in five mineral concessions in Nueva Segovia, Nicaragua, for a total land package of approximately 22,422 hectares ("ha") (224 km2). The San Albino and Las Conchitas gold deposits, located within the San Albino-Murra Property, are currently the focus of mining operations. The San Albino gold deposit was a historical small-scale underground gold producer, commencing production in the early 1900's and operating on and off until approximately 1940.

Management Discussion and Analysis For the three months ended March 31, 2025

On August 24, 2020, the Nicaraguan Ministry of Environmental and Natural Resources ("MARENA") amended the environmental permit granted to the Company in 2017 (see press release dated September 12, 2017) to allow for the processing of up to 1,000 tonnes per day ("tpd") at the San Albino-Murra Property. The amendment is initially effective for a period of five years and can be renewed indefinitely so long as the Company complies with the conditions set forth by MARENA. All other provisions contained in the environmental permit granted in 2017 remain in force and are fully applicable apart from the increased throughput from 500 tpd to 1,000 tpd; total capacity of the two mills on site is 1,000 tpd.

Pre-development work commenced in May 2019 at the San Albino Property. On October 19, 2020, the Company reported the results of an updated mineral resource estimate (Technical Report and Estimate of Mineral Resources for the San Albino Mine, Nueva Segovia, Nicaragua, prepared by RESPEC and dated December 2, 2020), with the objective of achieving a thorough understanding of the geology of the area and affirming the continuity and grade of the "in-pit" mineral resources. On July 1, 2021, the Company declared commercial production on San Albino Mine. During 2021 and 2022 extensive drilling was conducted to update the mineral resource estimate at the San Albino Mine. This program included 1,232 diamond drill holes and 105,073 meters ("m") drilled in the San Albino deposit and 718 diamond drill holes and 78,100 m drilled in the Las Conchitas gold deposit. On October 31, 2023, the Company reported an updated mineral resource estimate for both areas (Technical Report and Estimate of Mineral Resources for the San Albino Mine Comprising the San Albino and Las Conchitas Deposits, Nueva Segovia, Nicaragua, prepared by RESPEC and dated December 6, 2023) ("MRE"). The MRE reflected the selective open pit mining methods presently being utilized at San Albino, with a fully diluted open pit grade of 11.61 grams per tonne ("g/t") gold ("Au") in the Measured and Indicated categories.

On June 10, 2024, the Company filed an amended technical report in response to comments received from the British Columbia Securities Commission ("BCSC") following a technical compliance review ("Amended Technical Report"). The key amendments and certain other amendments as outlined in the Amended Technical Report, include the addition of Sections 16 through 21 of Form 43-101F1 under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") in respect of the San Albino Mine's mining and recovery methods, project infrastructure, market studies, environmental studies, and capital and operating costs. The additional Sections 16 through 21 address disclosure requirements under 43-101F1 pertaining to an "advanced property", which is defined under NI 43-101 as a property that has mineral reserves or mineral resources where the potential economic viability is supported by a pre-feasibility or a feasibility study, or mineral resources supported by a preliminary economic assessment.

No changes were made to the MRE for the San Albino Mine in the Amended Technical Report. Since the Effective Date (October 11, 2023), the Company's resource model predicted the mining of 26,940 oz Au, whereas the Company actually mined 32,567 oz Au, recovered 25,087 oz Au, and sold 25,106 oz Au during the period November 1, 2023 through May 31, 2024.

The table below shows the main variables used by Company management to measure operating performance of the mine: mining and milling rates, recovered metal production and costs per oz of Au sold.

Management Discussion and Analysis For the three months ended March 31, 2025

	Three months ended
Operating data	Mar 31, 2025	Mar 31, 2024
San Albino Mine
Tonnes Mined	2,321,286	1,612,365
Tonnes Milled	53,551	52,478
Mill availability	98%	97%
Avg Tonnes per day	609	599
Recovery %	85%	81%
Grade (g/t Au)	7.1	7.3
Gold ounces produced	9,820	9,404
Gold sold (ounces) - San Albino Mine	9,881	9,267
Gold sold (ounces) - Moss Mine	936	-
Average realized gold price ($/oz sold)	$2,915	$2,073
Cash Cost ($/oz sold)(1)	$1,239	$858
AISC ($/oz sold)(1)	$1,411	$1,043
EBITDA (in $000's)(1)	$14,389	$8,265
Adjusted EBITDA (in $000's)(1)	$16,066	$9,207
(1) Refer to Non-IFRS Measures.

For the three months ended March 31, 2025:

Tonnes mined: an increase of 0.7 million tonnes mined in Q1 2025, driven primarily by a higher stripping ratio across various areas of the Las Conchitas deposits where the Company has been actively operating.

Tonnes milled: the tonnes milled in Q1 2025 remained relatively consistent with the quantity milled in Q1 2024.

Mill recoveries: Mill recoveries in Q1 2025 showed a marked improvement over Q1 2024, primarily driven by a higher proportion of material fed to the mill originating from diluted vein rather than from the historical dump.

Cash cost and AISC: Cash cost and AISC increased in Q1 2025 compared to Q1 2024, primarily due to the increase in total tonnes mined derived from an increase in stripping ratio at Las Conchitas deposit and longer haul distances for waste and mineralized material from same deposit, offset by a 17% increase in gold sold observed quarter over quarter. In addition, cost of the 936 ounces sold from the Moss Mine which were valued at market price on the acquisition date of the Moss Mine, also contributed to the higher cash costs and AISC in Q1 2025.

Gold ounces sold: increase of 17% in gold ounces sold in Q1 2025 compared to Q1 2024, was driven mainly by higher mill recoveries for gold (85% vs 81%) at the San Albino Mine, derived from processing a higher proportion of mineralized material diluted veins rather than historical dump. In addition, Moss Mine sales of 936 ounces of gold from residual leaching activities contributed to the increase in total gold ounces sold in the current quarter.

EXPLORATION AND MINERAL PROPERTY DEVELOPMENT UPDATE

Nicaragua

During Q1 2025, and in connection with the reverse circulation ("RC") drilling program, the Company completed 19,845 m of development drilling, including 1,299 m of infill drilling using five RC drill rigs on its San Albino - Murra Concession.

The main objective of this campaign was to test for possible extensions of the high-grade mineralized blocks and mineralization trends beyond the limits of the MRE for the San Albino Mine. In particular, several areas of the Las Conchitas gold deposit were drilled in Q1 2025, such as Limon, Cruz Grande, San Pablo, SW Extension of Intermediate and Mina Francisco. The Company also further tested for the extension of gold mineralization within the SW Pit at the San Albino gold deposit.

Management Discussion and Analysis For the three months ended March 31, 2025

The Q1 2025 drilling results continue to support expansion of mining activities outside the pit limits defined by the June 10, 2024 MRE update in the Las Conchitas area.

In addition, the Q1 2025 drilling campaigns at Mina Francisco focused on delineating detailed geological and geochemical data to be used for detailed underground mine design.

On November 18, 2024, the Company's wholly owned subsidiary Nicoz Resources S.A. was granted a new concession by Nicaraguan Ministry of Energy and Mines ("MEM"). The new concession, called Tiburon, covers an area of 3,605 hectares (approximately 36.05 km2) and is contiguous to the east of the Company's San Albino-Murra concession and north of the El Jicaro concession in Nueva Segovia, Nicaragua. The Tiburon concession allows for both exploration and exploitation and is valid for a period of 25 years, until November 18, 2049.

The Company now holds 100% of five mineral concessions in Nueva Segovia, Nicaragua for a total land package of approximately 22,422 ha (approximately 224 km2).

During Q1 2025, the Company continued work on regional exploration targets. The program covers the Company's entire land package and includes geological mapping and sampling of exposed mineralized veins, local mines dumps, and, where safely accessible, underground workings, at all five, 100% owned concessions (San Albino-Murra, Potrerillos, La Segoviana, El Jicaro and recently acquired Tiburon).

The main objective of the exploration program was to collect key structural data of mineralized veins, extend previously exposed high-grade gold mineralization and prioritize drill targets, such as El Golfo, Potrerillos, La Virgen and La Reforma, and to identify additional gold targets for follow-up exploration and drilling.

San Albino - Murra Concession
Las Conchitas Area

Las Conchitas is situated between two past-producers, the San Albino Mine and the El Golfo Mine. It covers approximately 3.75 km2 and is 2 km south of the San Albino Mine, and immediately to the north of the historical El Golfo Mine that is within the Company's El Jicaro Concession.

Las Conchitas contains numerous mineralized structures over a 1,700 m by 800 m area, which has been subdivided into three primary areas: Las Conchitas Norte, Las Conchitas Central and Las Conchitas Sur. Each area features multiple subparallel, northeast-southwest striking and gently dipping mineralized veins.

As with the San Albino gold deposit, the conceptual model for the Las Conchitas mineralization consists of multiple parallel quartz veins that dip gently to the northwest, associated with extensive shear and fault systems which represent possible feeders for mineralized fluids and a favorable environment for precious metal deposition. These characteristics are consistent with the model for orogenic gold-bearing veins, which can extend to depths in excess of a kilometer. Drilling at Las Conchitas has confirmed the down-dip continuity of highly mineralized zones; as demonstrated by drill results reported on July 29, 2024; gold mineralization is not restricted solely to quartz veins, but can also occur in the host rock (phyllite/schist) containing quartz vein.

During Q1 2025, and in connection with the RC drilling program, the Company completed 15,912 m of drilling at Las Conchitas. In addition, the Company completed 1,299 m of infill drilling at Las Conchitas with the main goal of testing for structural continuity and extensions of the gold mineralization.

Management Discussion and Analysis For the three months ended March 31, 2025

La Virgen Prospect

During Q1, 2025, the Company completed 2,578 m of exploration RC drilling at the La Virgen prospect, situated in the central portion of the San Albino - Murra Concession. The objective of this program was to test gold mineralization identified in the reconnaissance mapping program related to historical underground workings. Results are pending.

El Jicaro Concession

El Jicaro encompasses the southwest extension of the mineralized structures identified on the Corona de Oro Gold Belt. It covers an area of 5,071 ha (51 km2). Several prospective exploration targets were prioritized for detailed mapping and sampling in the first quarter of 2025. An RC drilling campaign was designed to test high priority targets at El Golfo, located approximately 1km to the south of Las Conchitas area. Drilling is expected to commence at El Golfo in Q2, 2025.

Potrerillos Concession

In December 2019, the Company purchased the Potrerillos exploration and exploitation concession ("Potrerillos Concession"), formerly owned by a subsidiary of Condor Gold Plc. The Potrerillos Concession comprises 12 km2 of subsurface mineral rights and is contiguous to and along strike from the San Albino gold project. Detailed mapping and sampling are in progress on the Potrerillos Concession. The Potrerillos Concession is valid until December 2031 with the ability to renew for an additional 25 years.

During Q1, 2025 the Company continued reconnaissance exploration and identified a number of prospects that require additional follow-up sampling and mapping.

La Segoviana Concession

On April 7, 2020, the Company announced that its wholly-owned Nicaraguan subsidiary, Nicoz Resources, S.A., was granted a new concession by MEM. The new concession, La Segoviana, covers an area of 3,845.80 ha (approximately 39 km2) and is contiguous to the north and northwest of the Company's San Albino-Murra Concession. The La Segoviana Concession allows for both exploration and exploitation and is valid for a period of 25 years, until March 12, 2045.

During Q1, 2025 the Company continued reconnaissance exploration and identified a number of prospects that require additional follow-up sampling and mapping.

Tiburon Concession

On November 18, 2024, the Company obtained the new concession, Tiburon and initiated a prospecting and mapping program which identified several areas with potential to discover additional gold bearing structures. Reconnaissance mapping and sampling has identified several new prospects with similar characteristics to San Albino and Las Conchitas. During Q1, 2025, exploration work focused on the Las Flores area where several new prospects were identified.

For details on all previously reported drill results, please see the Company's filings on SEDAR+.

Guyana

The Company's subsidiary, Stronghold Guyana Inc. ("Stronghold"), holds a prospecting license on the Eagle Mountain Property, referred to as the Eagle Mountain Prospecting License ("EMPL"). On September 30, 2024, the Guyana Geology and Mines Commission ("GGMC") approved the renewal of the EMPL. Pursuant to the Guyana Mining Act, the term of prospecting licenses is three years with two rights of extension of one year each, for a total of five years. Stronghold was granted two other renewals in 2013 and 2019. The EMPL provides the Company with the right to explore the area for gold, valuable minerals, and base metals. It also provides the Company with the right to apply for a mining license over the EMPL area.

Management Discussion and Analysis For the three months ended March 31, 2025

The terms of the prospecting license include the payment of an annual rental fee to GGMC equal to $0.92 per English acre for the first year, a requirement to allow the GGMC to inspect the operations within the prospecting license area as often as deemed necessary by the GGMC, the submission of a technical data report related to the prospecting license activities on a semi-annual basis to the GGMC, and the annual submission of audited annual financial statements to the GGMC. As part of the prospecting license renewal application, the Company submitted a work program and budget for the EMPL. The Company is obliged to spend, by September 30, 2025, a minimum of $2.56 million on the execution of the work program during the first year of the renewed prospecting license. As per the requirements of the prospecting license, the Company submitted to the GGMC a work performance bond of $0.3 million on October 11, 2024.

The Company's work program comprises engineering and environmental activities, including tailings and waste dump siting studies, geotechnical drilling, hydrogeology and hydrology studies, environmental geochemistry, consultation and permitting programs. The work program was developed to position the Company for environmental permit applications, targeting the second half of 2025.

In August 2014, the GGMC granted a Medium Scale Mining Permit (the "Permit") to Kilroy Mining Inc. ("Kilroy") to mine gold, diamonds, precious metals and minerals on a portion within the Eagle Mountain Property. As the Permit is required under Guyana law to be held by a Guyanese national, Stronghold has entered into agreements with Kilroy, a private arm's length Guyanese company pursuant to which Stronghold and Kilroy will jointly operate the Eagle Mountain Gold Project. Kilroy has granted Stronghold the exclusive right to conduct mining operations on the Eagle Mountain Gold Project including any additional areas acquired by Kilroy. Stronghold will fund all expenditures on the Eagle Mountain Gold Project and receive 100% of all revenues, subject to applicable government royalties and a 2% net smelter return royalty to Kilroy as compensation for its participation.

In the second half of 2024, materials, instrumentation, and technical personnel were mobilized to the Eagle Mountain Project to commence geotechnical drilling for the purpose of open pit slope design optimization ("Phase 1"). Phase 1 activities, which commenced in September 2024, comprised geotechnical drilling targeting the walls of the Eagle Mountain and Salbora deposits using the pit outlines defined in the 2024 Preliminary Economic Assessment ("PEA")1.

Geotechnical drilling for the Phase 1 program was completed in late 2024. Phase 1 included eleven (11) incline and vertical drill holes testing the saprolite and fresh rock characteristics in the Eagle Mountain and Salbora deposits.

On February 5, 2025, the Company reported initial assay results for geotechnical and infill drilling, highlighted by 2.93 grams per tonne ("g/t") Au over 16.0 m at the Eagle Mountain deposit and 3.73 g/t Au over 31.5 m at the Salbora deposit.

Consistent with the 2024 work program, the Q1 2025 work program included engineering and environmental activities to confirm mine design parameters and to generate the data and studies required to complete an Environmental Impact Statement ("EIS") for submission to the Guyana Environmental Protection Agency ("EPA"). The Company is targeting H2 2025 for the submission of the EIS.

Phase 2 activities, which commenced in January 2025, comprised geotechnical drilling and testing of the saprolite and underlying fresh rock to facilitate infrastructure siting studies and site hydrogeological drilling to generate data for both pit optimization and water resource management studies.

______________________________

1 The NI-43101 technical report entitled "Preliminary Economic Assessment for the Eagle Mountain Gold Project, Guyana" dated March 1, 2024, with an effective date of January 16, 2024, is available under Mako's profile at www.sedarplus.ca.

Management Discussion and Analysis For the three months ended March 31, 2025

Q1 2025 activities also included environmental geochemical testing of water, soils, and rock for which analyses are ongoing. In March 2025, the Company officially initiated the regulatory permitting process in Guyana through the submission of Environmental Application and Project Summary documents to the Guyana EPA.

TREND ANALYSIS

Summary of Quarterly Results

	2025		2024			2023
(in $000's excluding per share)	Jan - Mar	Oct - Dec	Jul - Sept	Apr - Jun	Jan-Mar	Oct - Dec	Jul - Sept	Apr - Jun
Revenue	31,788	28,849	15,739	28,278	19,211	26,472	10,707	12,853
Cost of sales	(15,005)	(12,586)	(11,242)	(11,715)	(10,148)	(12,680)	(8,057)	(10,951)
Gross profit	16,783	16,263	4,497	16,563	9,063	13,792	2,650	1,902
E&E expenses	(1,530)	(1,241)	(1,148)	(179)	(696)	(988)	(1,178)	(1,498)
G&A expenses	(1,701)	(2,096)	(1,736)	(3,023)	(1,794)	(1,573)	(1,895)	(2,235)
Other income (expenses)	(1,078)	(2,357)	(641)	(1,463)	(664)	(900)	(719)	(360)
Income taxes	(3,050)	(5,912)	(595)	(3,130)	(560)	(817)	(330)	(438)
Net income (loss)	9,424	4,657	377	8,768	5,349	9,514	(1,472)	(2,629)
Basic income (loss) per share	0.12	0.06	-	0.13	0.08	0.14	(0.02)	(0.04)
Diluted income (loss) per share	0.12	0.06	-	0.13	0.08	0.14	(0.02)	(0.04)
The sum of the quarters may not equal the annual results due to rounding.
Gold ounces produced	9,820	12,053	6,324	12,160	9,404	11,566	7,937	6,575
Gold ounces sold	10,817	10,888	6,532	12,313	9,267	13,481	5,767	6,727
Average realized gold price ($/oz)	$2,915	$2,650	$2,409	$2,296	$2,073	$1,963	$1,857	$1,911
Tonnes Mineralization Mined	48,813	46,732	29,749	59,550	67,961	52,399	47,731	46,452
Tonnes Milled	53,551	51,242	51,865	52,681	52,478	51,745	51,578	54,284
Grade milled (g/t Au)	7.10	8.60	4.20	8.79	7.27	8.19	6.86	5.27
Recovery %	85.3%	85.0%	73.4%	82.0%	80.5%	84.5%	78.1%	71.8%

Revenue: During Q1 2025, the increase in revenue compared to Q1 2024 is attributed to the higher average realized gold prices for gold sales ($2,915/oz vs $2,073/oz) and by an increase in gold ounces sold (10,817 oz vs 9,267 oz). The Q1 2025 revenue includes 936 oz of gold and 8,562 oz of silver sold from the Moss Mine.

Cost of sales: Cost of sales is comprised of production cost and depreciation, depletion and amortization of the mine assets and the plant mainly from the San Albino Mine. During Q1 2025, the increase in total tonnes mined derived from an increase in stripping ratio at Las Conchitas deposit and longer haul distances for waste and mineralized material from same deposit drove the increase in cost of sales compared to Q1 2024. In addition, the cost of sales in Q1 2025 included the cost of the ounces sold from the Moss Mine which were valued at market price on the acquisition date of the Moss Mine.

Exploration and evaluation ("E&E") expenses: The MRE for the Las Conchitas gold deposit was defined in October 2023 and published in December 2023. As a result, drilling expenditures incurred during Q1 2025 within the area of Las Conchitas gold deposit are development in nature, and are being capitalized to mineral interest, plant and equipment. During Q1 2024, exploration expenses incurred within the same area were expensed. Included in Q1 2025, E&E expenses of $1.0 million are related to the Eagle Mountain Project.

Other income (expenses): During Q1 2025, the increase in the foreign exchange loss arising on the intercompany balances from the weakening of the exchange rate between the Canadian dollar and US dollar, compared to Q1 2024.

Management Discussion and Analysis For the three months ended March 31, 2025

Income taxes: Due to increased revenues from higher gold ounces sold and higher gold prices ($2,915/oz versus $2,073/oz), taxes for Q1 2025 were calculated based on taxable income. Conversely, Q1 2024, taxes were determined using the minimum tax, as it exceeded taxable income.

Revenue

	Three months ended
	Mar 31, 2025	Mar 31, 2024	Change
Revenue (in $000s)	$31,788	$19,211	$12,577
Gold sold (ozs.)	10,817	9,267	1,550
Average realized gold price ($ per oz.)	$2,915	$2,073	$842

For Q1 2025, the Company's revenue was derived from the San Albino Mine (9,881 oz of gold) and the Moss Mine (936 oz of gold and 8,562 oz of silver).

The increase in revenue of $12.6 million (increase of 65%) for Q1 2025 compared to Q1 2024 is a result of higher average realized gold price of $2,915/oz of gold (an increase of $842/oz or 41%), and an increase of 1,550 oz of gold sold in Q1 2025 compared to Q1 2024.

The Company sells gold at the spot price. The quarterly average spot gold price for Q1 2025 was $2,863/oz (Q1 2024:

$2,070/oz), up 38% over Q1 2024, and closed on March 31, 2025, at $3,115/oz, up 41% from the closing price on March 31, 2024.

Exploration and evaluation expenses

Expenses by property	Three months ended
(in $000s)	Mar 31, 2025	Mar 31, 2024	Change
El Jicaro	$56	$76	$(20)
San Albino	289	183	106
Las Conchitas	69	397	(328)
Eagle Mountain	1,037	-	1,037
Other	79	40	39
	$1,530	$696	$834

During Q1 2025, expenses continued to be primarily associated with the Eagle Mountain Project.

Management Discussion and Analysis For the three months ended March 31, 2025

General and administrative expenses

	Three months ended
(in $000s)	Mar 31, 2025	Mar 31, 2024	Change
Accounting and legal	$113	$255	$(142)
Consulting fees	15	10	5
Directors' fees	104	57	47
Depreciation	36	28	8
General office expenses	77	45	32
Insurance	120	113	7
Investor relations and communications	48	63	(15)
Rent	8	2	6
Salaries and benefits	885	873	12
Stock-based compensation	147	247	(100)
Telephone and IT services	58	36	22
Transfer agent fees and regulatory fees	32	31	1
Travel	54	34	20
Withholding taxes on Sailfish Loan	4	-	$4
	$1,701	$1,794	$(93)

Accounting and legal fees: decrease is related to the timing of invoice are receipt. Additionally in Q1 2024 additional legal and tax advice was sought on corporate matters.

Director Fees: In November 2024, a special committee of three directors was established to oversee the Moss Transaction. Each director on the committee received a monthly fee of $4,000, while the chair received $5,000 per month resulting in an increase in Q1 2025 compared to Q1 2024. In addition, due to the acquisition of Goldsource closed in Q3 2024, the number of directors of the Board of the Company has increased from six to seven members.

Stock-based compensation: The decrease in Q1 2025 compared to Q1 2024 relates to the decrease in the expenditure of the RSUs granted in 2022 that had fully vested in December 2024.

Other income (expenses)

	Three months ended
(in $000s)	Mar 31, 2025	Mar 31, 2024	Change
Accretion and interest expense	$(282)	$(131)	$(151)
Loss on settlement of reclamation liability	-	(94)	94
Change in fair value of derivative liability	(269)	(375)	106
(Gain) loss on gold stream derivative asset	(11)	10	(21)
Foreign exchange loss	(520)	(87)	(433)
Interest income	4	13	(9)
	$(1,078)	$(664)	$(414)

The Company's derivative liabilities include the Sailfish Loan and the Sailfish Silver Loan. The Q1 2025 change in fair value of the derivative liability relates to the Sailfish Silver Loan whereas in Q1 2024 the change relates to the Sailfish Loan and the Sailfish Silver Loan. An increase in silver prices offset by the decrease in the remaining quantities left to deliver has resulted in a lower loss derived from the decrease in the fair value calculation of the respective derivative liability.

Management Discussion and Analysis For the three months ended March 31, 2025

In Q1 2024, the Company entered into an agreement with GR Silver to settle all liabilities and responsibilities, including but not limited to the outstanding reclamation and rehabilitation obligations, of the Company, related to the sale of Mako's Mexican operations to GR Silver in March 2021 and recorded a loss of the settlement of the liability of $0.1 million.

Foreign exchange losses arise from the translation of foreign-denominated transactions and balances into the relevant functional currencies of the Company and its subsidiaries. There are significant foreign-denominated intercompany balances held by certain subsidiaries of the Company. Fluctuations between the functional currency of the subsidiary and the currency of the intercompany balance result in significant non-cash, unrealized foreign exchange gains and losses. These unrealized gains and losses are recognized in the consolidated net income of the Company.

LIQUIDITY AND CAPITAL RESOURCES

Financial condition

(in $000s)	Mar 31, 2025	Dec 31, 2024	Change
Cash and cash equivalents	$10,400	$14,521	$(4,121)
Working capital	$22,879	$10,773	$12,106

Cash and cash equivalents decreased by $4.1 million during Q1 2025. Funds generated from operating activities and exercise of options and warrants were utilized to make repayment installments of $0.9 million on the Sailfish Silver Loan, pay interest of $0.3 million on the Wexford Loan, purchase the Company's common shares under the NCIB at a cost of $1.4 million, pay the purchase price of the Moss Mine at a cost of $6.4 million and fund the investing and operating activities.

The working capital (defined as current assets less current liabilities) increased during Q1 2025 by $12.1 million primarily due to the increase in current assets, specifically cash and the inventory acquired with the Moss Mine, trade receivables from the sales of gold made by Moss Mine on the last few days of Q1 2025 and by a decrease in term loans and derivative liabilities, during the same period.

Cash flows

(in $000s)	Three months ended
	Mar 31, 2025	Mar 31, 2024	Change
Operating cash flows before changes in working capital	$12,317	$8,519	$3,798
Changes in working capital	(6,130)	(3,284)	(2,846)
Net cash flows provided by operating activities	6,187	5,235	952
Net cash flows used in investing activities	(8,775)	(989)	(7,786)
Net cash flows used in financing activities	(1,541)	(1,208)	(333)
Effect of foreign exchange on cash and cash equivalents	8	(13)	21
Change in cash and cash equivalents	$(4,121)	$3,025	$(7,146)

The Company generated positive cash flow from operations of $6.2 million during Q1 2025, an increase of $0.9 million compared to Q1 2024. The increase in cash flows provided by operating activities is primarily attributable to an increase in revenue driven by higher gold selling prices and a higher quantity of gold ounces sold during Q1 2025.

Management Discussion and Analysis For the three months ended March 31, 2025

The cash used in investing activities during Q1 2025 increased by $7.8 million compared to Q1 2024 and relates to the Moss Transaction which was offset with the cash acquired on the acquisition of Moss Mine, the development activities at the San Albino Mine in Nicaragua including the expansion drill program to test for future economic benefit derived from extensions of the high-grade mineralization trends beyond the limits of the Company's MRE and the purchase of equipment.

The cash used in financing activities during Q1 2025 increased by $0.3 million compared to Q1 2024 and primarily reflects the installment payments of $0.9 million on the Sailfish Silver Loan, interest payment of $0.3 million on the Wexford Loan, $1.4 million to purchase the Company's common shares under the NCIB which was offset with the proceeds of $1.1 million received on the exercise of 0.2 million share purchase options and 0.4 million share purchase warrants.

Liquidity risk

The condensed interim consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that it will be able to meet its existing obligations and commitments and fund ongoing operations in the normal course of business for at least twelve months from March 31, 2025. As at March 31, 2025, the Company had cash and cash equivalents of $10.4 million and working capital (defined as current assets less current liabilities) of $22.9 million.

For Q1 2025, the Company generated operating cash inflows from operating activities of $6.2 million (Q1 2024: $5.2 million) and generated a net income of $9.5 million (Q1 2024: $5.3 million).

During 2020, the Company secured a credit arrangement from its controlling shareholder for $15.15 million ("Wexford Loan"). On March 27, 2024, the Company entered into an eighth amending agreement for the Wexford Loan wherein the Company and the Lenders agreed to further extend the maturity date from March 31, 2025 to March 31, 2029. Due to the substantial modification of the terms of the agreement, management accounted for this transaction as an extinguishment of the original financial liability and replacement with a new financial liability (the "Revised Wexford Loan"). The Revised Wexford Loan accrues interest at a rate of 10% per annum, compounded semi-annually.

The Company used an effective interest rate of 18.0%, the estimated market interest rate for non-related parties based on comparable debt when valuing the Revised Wexford Loan upon initial recognition; as a result, the Company recorded a capital contribution from a related party of $2.1 million directly in contributed surplus during the year ended December 31, 2024. The Revised Wexford Loan is measured at amortized cost and is to be accreted to maturity over the term using the effective interest method. On January 2, 2025, an interest payment of $0.3 million was made on the Revised Wexford Loan.

At December 31, 2024, the Company changed its estimated timing of cash flows with respect to the Revised Wexford Loan and expects to make interest payments on a semi-annual basis over the remaining term of the agreement. As a result, the Company recalculated the gross carrying amount of the liability and recognized a remeasurement loss of

$0.5 million.

On May 24, 2023, the Company entered into an agreement with Sailfish, whereby Sailfish advanced $6 million (received) for the delivery of a fixed number of ounces of silver (13,500), on the last day of the month or the gold equivalent, for a period of 24 months ("Silver Loan"). Interest on the Silver Loan is accrued at US Prime (8.25%) plus four percent per annum, calculated daily on the undelivered ounces. Sailfish also has the option, exercisable after 12 months from entering the Silver Loan, to purchase all remaining future silver production from the Company's San Albino-Murra concession for an additional $1 million, which was exercised on April 28, 2025. For the three months ended March 31, 2025, the Company delivered 40,500 ounces of silver of which 27,913 oz of silver were purchased and 12,587 oz of silver were produced by its subsidiary in Nicaragua. On April 28, 2025, the Company delivered the final installment of 13,500 ounces of silver.

Management Discussion and Analysis For the three months ended March 31, 2025

The Company's financial performance is dependent upon many external factors. Exploration, development and mining of precious metals involve numerous inherent risks including but not limited to metal price risk as the Company derives its revenue from the sale of gold, currency risks as the Company reports its financial statements in US dollars whereas the Company operates in jurisdictions where it conducts its business in other currencies. Although the Company minimizes these risks by applying high operating standards, including careful planning and management of its facilities, hiring highly qualified personnel and giving adequate training, these risks cannot be eliminated.

OUTSTANDING SECURITIES

As of the date of this MD&A, the Company had 79,811,390 common shares issued and outstanding, plus 1,086,119 RSUs, 460,640 DSUs and 2,244,850 share purchase options outstanding.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprise the Company's Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and Directors. The compensation to key management was as follows:

Key management compensation

	Three months ended
(in $000s)	Mar 31, 2025	Mar 31, 2024	Change
Director fees	$104	$57	$47
Salaries, consulting and management fees	209	212	(3)
Share-based compensation	85	195	(110)
Total	$398	$464	$(66)

As at		Mar 31, 2025	Dec 31, 2024
Amount included in accounts payable		$154	$303

The increase in director fees in Q1 2025 relate to the additional fees paid following the formation of an additional committee to oversee the Moss Transaction and the increase in the members of the Board of Directors from six to seven directors which occurred in Q3 2024 after the closing of the Goldsource transaction.

The decrease in share-based compensation expenses during Q1 2025 relates to the decrease in the expenditure of the RSUs granted in 2022 that had fully vested in December 2024.

Other related party transactions

(a) Tes-Oro Mining Group, LLC ("Tes-Oro")

Tes-Oro is a private company controlled by the Company's Chief Operating Officer. Tes-Oro is a full-service engineering, procurement and construction management firm working with the Company. During the three months ended March 31, 2025, the Company expensed fees relating to consulting services of $1,498 (2024: $501), reclamation and rehabilitation expenses of $nil (2024: $Nil) and $29,835 (2024: $6,265) in general office expenses. Amounts payable to Tes-Oro as at March31, 2025, were $3,745 (December 31, 2024: $9,397).

Management Discussion and Analysis For the three months ended March 31, 2025

(b) Sailfish Royalty Corp. ("Sailfish")

Sailfish is a publicly traded company related by common shareholders, and a director. In addition to the Sailfish Silver Loan, during the three months ended March 31, 2025, the Company's subsidiary Nicoz:

Gold stream sales

i. Nicoz received advances of $nil (2024: $0.2 million) for the purchase of gold ounces.

ii. Nicoz sold 17 (2024: 91) ounces of gold to Sailfish for $0.5 million (2024: $48,509) of which $12,815 (2024: $48,509) is recorded as production services revenue and $11,372 (2024: gain of $9,584) is included in the loss on gold stream derivative asset disclosed in the statement of income and comprehensive income.

As at March 31, 2025, a balance of $12,815 was receivable from Sailfish and is included in receivables (December 31, 2024: $69,698).

Royalty fee

Sailfish is entitled to a two percent net smelter royalty of the production of all gold and silver ounces, excluding the area of interest, as defined in the amended gold stream agreement entered into in November 2018.

During the three months ended March 31, 2025, a royalty fee of $0.5 million (2024: $0.2 million) was payable to Sailfish and is included in production costs in the condensed interim consolidated statement of income and comprehensible income.

During the three months ended March 31, 2025, Nicoz offset $69,698 (2024: $nil) in royalty fees payable to Sailfish against the gold stream sales owed by Sailfish.

As at March 31, 2025, a balance of $0.5 million (December 31, 2024: $0.4 million) was payable to Sailfish and is included in accounts payable and accrued liabilities.

(c) Wexford LP. ("Wexford")

Wexford is the Company's controlling shareholder. On March 27, 2025, the Company acquired the Moss mine from Wexford EGA, an entity owned by Wexford. Refer to MOSS MINE ACQUISITION for additional details.

PROPOSED TRANSACTIONS

None.

MOSS MINE ACQUISITION

On March 27, 2025, the Company's subsidiary Mako US Corp. completed the acquisition of EGA, acquiring 100% of the issued and outstanding common shares from Wexford EGA an entity owned by the Company's controlling shareholder. EGA, is a private corporation incorporated in Delaware and owns 100% of the common shares of GVC, which owns the Moss gold mine located in Arizona (the "Moss Transaction"). In doing so, the Company acquired 100% of the Moss Mine, located in Arizona.

The acquisition has been accounted for as a purchase of assets as the Company concluded that it did not acquire processes that could develop the acquired inputs into an operating mine.

Wexford EGA acquired GVC from Elevation Gold Mining Corporation ("Elevation") under a Companies' Creditors Arrangement Act proceeding and related Chapter 15 proceeding in the United States (the "Bankruptcy Process") on December 31, 2024.

Management Discussion and Analysis For the three months ended March 31, 2025

The Company's purchase price for the EGA acquisition was $6.5 million, fully paid in cash, incurred acquisition-related costs of $0.4 million, relating to external legal and advisory fees, which were capitalized and included as a cost of acquiring the net assets and additional $1.5 million cash payment, contingent upon certain ongoing court disputes with respect to net smelter royalties at the Moss mine ("Contingent Consideration") (refer to Contingent Consideration - Royalty agreement settlements below).

The total purchase price of $7.8 million, including an estimate of the fair value of the Contingent Consideration is composed as follows:

$
Cash paid	6,489
Moss Transaction costs	356
Fair value of Contingent Consideration (Royalty Agreements settlement) - refer to (b) below	1,000
7,845

The purchase price was allocated based on the relative fair value of the assets acquired and liabilities assumed as follows:

Fair value of net assets acquired and (liabilities) assumed	As at March 27, 2025 $
Cash	346
Prepaid expenses and deposits	401
Inventory	13,139
Restricted cash - refer to (a) below	3,259
Building and equipment	603
Mining interest	5,424
23,172
Less:
Accounts payable and accrued liabilities	(1,067)
Provision for reclamation and rehabilitation	(14,260)
7,845

The total purchase price was allocated based on the relative fair value of the assets acquired and liabilities assumed, including the mining interest, working capital, and the provision for reclamation and rehabilitation. The value of the building, equipment and the mine mining interest was determined based on a discounted cash flow model using a two-year life of mine.

(a) Restricted Cash

The Company maintains restricted cash balances related to collateral security for reclamation bonds. These reclamation bonds are required by regulatory authorities to ensure financial assurance for the Company's future reclamation obligations associated with its mining operations at the Moss mine.

As of March 31, 2025, the total restricted cash held for reclamation bond purposes amounts to $3.3 million which is classified as non-current on the balance sheet based on the anticipated timing of reclamation activities and bond release conditions.

These funds are held in designated accounts and cannot be used for general corporate purposes unless released by the relevant issuer of the reclamation bond upon fulfillment of specific requirements. The Company continues to monitor and assess its reclamation obligations to ensure compliance with applicable environmental regulations and financial assurance requirements.

Management Discussion and Analysis For the three months ended March 31, 2025

(b) Contingent Consideration - Royalty agreement settlements

The 1% net smelter return royalty at the Moss mine held by affiliates of Sandstorm Gold Ltd. and the 3% net smelter return royalty at the Moss mine held by Patriot Gold Corporation (collectively, the "Royalty Holders") are currently being disputed by Elevation as part of the Bankruptcy Process whereby the court is asked to declare the validity of the real property interests asserted by the Royalty Holders ("Royalty Agreements").

Should Elevation be successful in invalidating the Royalty Agreement or if an agreement is reached with the Royalty Holders to terminate Royalty Agreements by December 31, 2025, the Company will pay Elevation

$1.5 million.

The purchase price includes an accrual for the settlement of the royalty disputes that arose in connection with the Bankruptcy Process, involving the Royalty Holders, which are still before the United States Bankruptcy Court for the District of Arizona..

The fair value of the Contingent Consideration has been determined using the expected value approach in accordance with IFRS 13, Fair value measurements. The Contingent Consideration is recognized as a liability at amortized cost. The expected value approach develops a set of probability-based outcomes for the Contingent Consideration discounted based on market participant assumptions to determine the fair value. The assumptions used in the valuation included the likelihood of success in vesting away the royalties, and timing of the court settlement. The fair value of the Contingent Consideration was estimated to be $1.0 million.

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

Estimates and judgments

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant assumptions and judgments about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, which could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following areas:

  Estimated mineral resources;
  Stockpiled ore, ore in-circuit and heap leach ore net realizable value;
  Exploration versus Development Expenditures
  Judgment and estimates as to the fair value of the assets acquired on the Moss Transaction;
  Judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretation of laws in the countries in which the Company operates;
  Judgement in determining whether an acquisition meets the definition of a business or whether it is a purchase of assets
  Estimation of the fair value of the Sailfish Silver Loan;
  Estimation of the effective interest rate for the Revised Wexford Loan;

Management Discussion and Analysis For the three months ended March 31, 2025
  Judgement in determining that the Sailfish Silver Loan is a derivative;
  Judgement in determining whether non-current assets are impaired; and
  Estimation of the reclamation and remediation provision.

Refer to Note 6 of the Company's audited consolidated financial statements for the year ended December 31, 2024, and to Note 5 in the condensed interim consolidated financial statements for the three months ended March 31, 2025, for a detailed discussion of these accounting estimates and judgments.

CONTROLS AND PROCEDURES

In connection with National Instrument 52-109 (Certificate of Disclosure in Issuer's Annual and Interim Filings ("NI 52-109"), the Chief Executive Officer and Chief Financial Officer of the Company have filed a Venture Issuer Basic Certificate with respect to the financial information contained in the financial statements and the respective accompanying Management's Discussion and Analysis.

DISCLOSURE CONTROLS

Disclosure controls and procedures ("DC&P") are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management. Internal controls over financial reporting ("ICFR") are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.

TSX-V listed companies are not required to provide representations in the annual filings relating to the establishment and maintenance of DC&P and ICFR, as defined in NI 52-109. In particular, the CEO and CFO certifying officers do not make any representations relating to the establishment and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the IFRS Accounting Standards.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making.

NON-IFRS MEASURES

The Company has included non-IFRS measures in this MD&A such as adjusted EBITDA, cash cost per ounce sold, AISC per ounce sold and working capital. These non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. These measures do not have any standardized meaning prescribed under the IFRS Accounting Standards and therefore may not be comparable to other issuers. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, certain investors use this information to evaluate the Company's underlying performance of its core operations and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

"Adjusted EBITDA" represents earnings before interest (including non-cash accretion of financial obligations and lease obligations), income taxes and depreciation, depletion and amortization ("EBITDA"), adjusted to exclude exploration activities, share-based compensation and change in provision for reclamation and rehabilitation.

Management Discussion and Analysis For the three months ended March 31, 2025

"Cash costs per ounce sold" is production costs, calculated by deducting revenues from silver sales and dividing the sum of mining, milling and mine site administration costs excluding the amounts included in write downs of inventory.

"AISC per ounce sold" includes cash costs (as defined above) and adds the sum of G&A, sustaining capital and certain exploration and evaluation ("E&E") costs, sustaining lease payments, provision for environmental fees, if applicable, and rehabilitation costs paid, all divided by the number of gold ounces sold. As this measure seeks to reflect the full cost of gold production from current operations, capital and E&E costs related to expansion or growth projects are not included in the calculation of AISC per ounce. Additionally, certain other cash expenditures, including income and other tax payments, financing costs and debt repayments, are not included in AISC per ounce.

"Working capital" is current assets less current liabilities.

The following table provides a reconciliation of production costs to cash costs and AISC:

(in $000's)	Three months ended
	Mar 31, 2025	March 31, 2024
Production costs (GAAP)	$13,404	$7,950
Supporting general and administrative expenses	424	490
General and administrative expenses	1,211	600
Sustaining capital expenditures	183	200
Accretion of the asset retirement costs (ARO) (Non-cash)	40	29
Capitalized exploration expenses	-	394
Total AISC ($)	$15,262	$9,663
Ounces of gold sold	10,817	9,267
Cash cost per gold ounce sold	$1,239	$858
AISC per gold ounce sold	$1,411	$1,043

Earnings before interest (including non-cash accretion of financial obligations and lease obligations), income taxes and depreciation, depletion, and amortization ("EBITDA") calculations:

(in 000's)	Three months ended
	Mar 31, 2025	Mar 31, 2024
Net income after taxes	$9,424	$5,349
Income tax expense	3,050	560
Finance cost, net of finance income	278	131
Depreciation and amortization	1,637	2,225
EBITDA (1)	$14,389	$8,265
Share-based compensation expense	147	246
Exploration activities	1,530	696
ADJUSTED EBITDA (1)	$16,066	$9,207

(1)  Refer to "Non-IFRS Measures".

RISK AND UNCERTAINTIES

The Company's principal activity of mineral exploration and exploitation is generally considered to be high risk. It is exposed to a number of risks and uncertainties that are common to other mining exploration and development companies. The industry is capital intensive at all stages and is subject to variations in commodity prices, market sentiment, inflation and other risks. The Company's mineral properties are in Nicaragua, Arizona, United States and Guyana, which exposes the Company to risks associated with possible political or economic instability, changes to applicable laws, and impairment or loss of mining title or other mineral rights.

Management Discussion and Analysis For the three months ended March 31, 2025

Some of the other significant risks are:

  Implementation of additional directives, following the October 24, 2022, announcement by the United States Department of the Treasury's Office of Foreign Assets Controls relating to new U.S. sanctions imposed on the General Directorate of Mines in Nicaragua pursuant to Executive Order 13851, as well as the issuance of EO 14088.
  Maintaining the Company's operating and development permits, title, rights and licenses in good standing.
  The Company utilizes heap leach processing for certain ore deposits, which presents specific risks and uncertainties that could materially impact operational and financial performance. Key considerations include:
    Recovery Variability: Recovery rates can fluctuate due to ore composition, changes in mineralogy, and environmental conditions affecting leaching efficiency.
    Operational Challenges: Factors such as liner integrity, solution distribution, and reagent consumption can influence overall effectiveness and profitability.
    Environmental and Regulatory Compliance: Stringent environmental laws on cyanide management and waste disposal may lead to delays or increased costs.
    Market and Economic Factors: Commodity price volatility directly impacts the economic viability of heap leach projects. Fluctuations in input costs such as reagents and energy can also affect margins.
    Climate and Weather: Extreme conditions can disrupt leach kinetics and infrastructure stability.
    Technical and Engineering Risks: Design and execution of heap leach pads require careful planning. Poor construction or operational practices can lead to structural failures and suboptimal recoveries.

The Company continuously monitors and mitigates these risks through operational improvements and compliance initiatives.

  Mineral resource amounts are estimates only and may be unreliable. The Company cannot be certain that any specified level of recovery of minerals from mineralized material will, in fact, be realized or that any of its mineral property interests or any other mineral deposit will ever qualify as a commercially mineable ore body that can be economically exploited. Material changes in the quantity of mineralization, grade or stripping ratio or gold price volatility and foreign exchange risks may affect the economic viability of the properties.
  The junior resource market where the Company raises funds is extremely volatile, companies are subject to high level of competition for the same pool of investment dollars, and there is no guarantee that the Company will be able to raise adequate funds in a timely manner to conduct its business.
  Although the Company has taken steps to verify title to its exploration and evaluation assets there is no guarantee that the exploration and evaluation assets will not be subject to title disputes or undetected defects.
  The Company is subject to laws and regulations related to environmental matters, including provisions for reclamation, discharge of hazardous material and other matters. The Company conducts its activities in compliance with applicable environmental legislation and is not aware of any existing environmental problems related to its mineral property interests that may be the cause of material liability to the Company.
  There is no assurance that any countries in which Mako operates or may operate in the future will not impose restrictions or taxes on the repatriation of earnings to foreign entities.
  Nicaraguan and Guyanese political and economic risks including social unrest.
  Communication and customs risk associated with working in Nicaragua and Guyana.
  Loss of key personnel and dependence on key personnel.
  Nicaragua is susceptible to hurricanes, earthquakes and volcanoes which could materially impact the Company's operations in the future.
  The Bolivarian Republic of Venezuela's ("Venezuela") claims that the Essequibo area, which is within Guyana (west of the Essequibo River extending to the border of Venezuela) belongs to Venezuela. The internationally recognized border between Guyana and Venezuela was established in 1899 by an arbitration panel. The territory of Guyana, including the Essequibo area, has been continuously administered and controlled by Guyana since that time.

Management Discussion and Analysis For the three months ended March 31, 2025

The Company's Eagle Mountain Project falls within this Essequibo area, the sovereign territory of Guyana. The Company's activities at Eagle Mountain, including exploration, technical and environmental studies, and ongoing coordination with governmental agencies, remain unaffected by Venezuela's claims, though the Company will continue to monitor the situation closely. Uncertainty caused by the political conflict may negatively impact the Company's financial position, financial performance, cash flows, and its ability to raise capital. The impact of the conflict on the Company's planned exploration activities, including technical and engineering studies, cannot be reasonably estimated at this time.

  The potential introduction of protectionist or retaliatory international trade tariffs, domestic "buy local" policies, sanctions or other barriers to international commerce, may impact the Company's ability to import materials needed to construct projects or conduct operations at prices that are economically feasible to be competitive, or at all. Any change to tariffs and/or international trade regulations may have a material adverse effect on global economic conditions and the stability of global financial markets, and may, as a result, have a material adverse effect on our business, financial conditions including cash flows, and results of operations.

An investment in the Company's common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described above and the other information filed with the Canadian securities regulators before investing in the Company's common shares. The risks described are not the only ones faced. Additional risks that the Company currently believes are immaterial may become important factors that affect the Company's business. If any of these risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed, and investors may lose all of their investment.

FORWARD-LOOKING INFORMATION

This MD&A contains "forward-looking information" (also referred to as "forward-looking statements") within the meaning of applicable Canadian securities legislation. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. All statements, other than statements of historical fact, are forward-looking statements.

In this MD&A, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company's actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the uncertainties associated with: regulatory and permitting considerations, financing of the Company's acquisitions and other activities, exploration, development and operation of mining properties and the overall impact of misjudgments made in good faith in the course of preparing forward-looking information as well as other risks and uncertainties referenced under "Risks and Uncertainties" in this MD&A.

Forward-looking statements involve risks, uncertainties, assumptions, and other factors including those set out below and including those referenced in the "Risks and Uncertainties" section of this MD&A, and, as a result they may never materialize, prove incorrect or materialize other than as currently contemplated which could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Management Discussion and Analysis For the three months ended March 31, 2025

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation:

  financing, capitalization and liquidity risks;
  mineral exploitation and exploration program cost estimates;
  the nature and impact of drill results and future exploration;
  regulatory risks relating to mineral tenure, permitting, environmental protection, taxation, and royalties;
  volatility of currency exchange rates, metal prices and metal production;
  other factors referenced under "Risks and Uncertainties"; and
  other risks normally incident to the acquisition, exploration, development and operation of mining properties.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in the Company's affairs since the date of this report that would warrant any modification of any forward-looking statements made in this document, other documents periodically filed with or furnished to the relevant securities regulators or documents presented on the Company's website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to the Company's disclosure obligations under applicable Canadian securities regulations. Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online at www.sedarplus.ca.